                                                   File Number 70-9203

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other parties)

CNG ENERGY SERVICES CORPORATION
CNG POWER COMPANY
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania  15244-0746

CNG RETAIL SERVICES CORPORATION
One Chatham Center
Pittsburgh, Pennsylvania 15219

CNG PRODUCTS AND SERVICES, INC.
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

CNG PRODUCING COMPANY
CNG Tower
1450 Poydras Street
New Orleans, Louisiana 70112-6000


Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER
General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-9203



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


	Consolidated Natural Gas Company and the other joint applicants named herein hereby amend Part II of the response under Item 1 in the Form U-1 under the above indicated file number to read in its entirety as follows:


Item 1.  Description of Proposed Transaction


II. REORGANIZATION OF CNG ENERGY SERVICES CORPORATION GROUP

	On April 21, 1998, CNG announced that it will discontinue wholesale marketing and trading of natural gas and electricity, including integrated energy management. This decision was based on the Company's perception that these activities did not provide sufficient opportunities to build shareholder value despite its determined efforts over the past five years. Wholesale margins across the industry have been driven to virtually zero in many instances. The Company does not believe that the time, cost and risk involved in further scaling up a wholesale marketing and trading company at the current stage of market maturity are justified, given the potential rewards. CNG will, however, continue to compete in the unregulated retail energy marketplace.

	CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated, was principally formed to be the subsidiary in the CNG System to market at wholesale natural gas and other energy products and services. CNG Power Services Corporation ("Power Services"), a wholly-owned subsidiary of CNG and an exempt wholesale generator ("EWG") under
Section 32 of the Act, engages in wholesale electricity marketing.

	In its exiting of the wholesale energy industry, CNG has signed a definitive agreement, subject to regulatory approval, to sell its entire equity ownership in Energy Services to Sempra Energy Trading Corp., a subsidiary of Sempra Energy Corporation, for $48 million, which amount is subject to final working capital adjustments. The Federal Trade Commission has approved the transaction. In order to prepare Energy Services for disposition under the definitive agreement, and for the future disposition of Power Services, a reorganization plan ("Plan") of the Energy Services Group is proposed. The Plan consists of two phases. In the first phase ("Phase I"), all of the subsidiaries of Energy Services and Power Services would be transferred by Energy Services either through liquidating distributions pursuant to a plan of liquidation under Section 332 of the Internal Revenue Code ("Plan of Liquidation") or as dividend distributions to CNG. In the second phase ("Phase II"), some of these former direct or indirect subsidiaries of Energy Services would be retransferred by CNG to become subsidiaries of other direct or indirect subsidiaries of CNG, and two of these former subsidiaries of Energy Services would be consolidated. The form of distributions to CNG in Phase I and the timing, manner and extent of the redistributions in Phase II will depend on the business needs as well as the ultimate tax impact that results from such transactions.

This application seeks approval of the transactions contained in both phases of the Plan.

	Organizational charts showing the positions of all of the companies in the Energy Services group before after implementing Phase I and Phase II of the Plan are filed as Exhibit G.



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Co. Act of 1935, the undersigned companies have duly caused this amendment to be signed on their respective behalf by the undersigned thereunto duly authorized.


	CONSOLIDATED NATURAL GAS COMPANY




	By  D. M. Westfall
	    Senior Vice President and
	    Chief Financial Officer


	CNG ENERGY SERVICES CORPORATION
	CNG POWER COMPANY
	CNG RETAIL SERVICES CORPORATION
	CNG PRODUCTS AND SERVICES, INC.
	CNG PRODUCING COMPANY



	By   N. F. Chandler
	     Their Attorney



Date:  July 22, 1998